(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000

May 4, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

RE:

Fidelity Aberdeen Street Trust,
Fidelity Advisor Series IV,
Fidelity California Municipal Trust,
Fidelity California Municipal Trust II,
Fidelity Charles Street Trust,
Fidelity Fixed-Income Trust,
Fidelity Garrison Street Trust,
Fidelity Hereford Street Trust,
Fidelity Income Fund,
Fidelity Massachusetts Municipal Trust,
Fidelity Municipal Trust,
Fidelity Municipal Trust II,
Fidelity Newbury Street Trust,
Fidelity New York Municipal Trust,
Fidelity New York Municipal Trust II,
Fidelity Oxford Street Trust,
Fidelity Revere Street Trust,
Fidelity School Street Trust,
Fidelity Union Street Trust, and
Fidelity Union Street Trust II (the trusts):

on behalf of the funds in the above trusts as listed at
the conclusion of this letter (the funds)

File Nos. 811-06440, 811-03737, 811-03725, 811-06397, 811-03221, 811-02105, 811-04861, 811-07139, 811-04085, 811-03361, 811-02628, 811-06454, 811-03518, 811-03723, 811-06398, 811-03480, 811-07807, 811-02676, 811-02460, and 811-06452

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Forms of Proxy to be sent to shareholders of the funds in connection with a Special Meeting of Shareholders of the funds to be held on July 15, 2009. Pursuant to Rule 14a-3(c), the required informational copy of each fund's Annual Report for each fund's most recently completed fiscal period has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about May 29, 2009, and in order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than May 14, 2009.

The proposals for consideration by shareholders are as follows. To facilitate the Staff's review of this filing, we make the following representations concerning disclosure for the proxy proposals included herein:

1. To amend the Declaration of Trust to reduce the required quorum for future shareholder meetings.

The funds' Declaration of Trust currently provides that a majority of the shares entitled to vote shall be a quorum for the transaction of business at a shareholders' meeting. As amended, the Declaration of Trust (Article VIII, Section 3) would reduce the quorum required to one-third of the shares entitled to vote. This proposal is substantially similar to that contained in the proxy statement for Fidelity Mt. Vernon Street Trust 811-03583 filed on March 18, 2008. We do not believe that this proposal requires review.

2. To elect a Board of Trustees.

Please contact Jamie Plourde at (617) 563-1375 with any questions or comments relating to this filing.

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/s/ Brenda Andrews
Brenda Andrews
Legal Product Group

List of funds contained in each trust on which this filing is being made:

Fidelity Aberdeen Street Trust: Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, Fidelity Advisor Freedom 2040 Fund, Fidelity Advisor Freedom 2045 Fund, Fidelity Advisor Freedom 2050 Fund, Fidelity Advisor Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2035 Fund, and Fidelity Freedom Income Fund; and the following funds which are expected to become SEC effective on May 18, 2009: Fidelity Freedom K 2000 Fund, Fidelity Freedom K 2005 Fund, Fidelity Freedom K 2010 Fund, Fidelity Freedom K 2015 Fund, Fidelity Freedom K 2020 Fund, Fidelity Freedom K 2025 Fund, Fidelity Freedom K 2030 Fund, Fidelity Freedom K 2035 Fund, Fidelity Freedom K 2040 Fund, Fidelity Freedom K 2045 Fund, Fidelity Freedom K 2050 Fund, and Fidelity Freedom K Income Fund

Fidelity Advisor Series IV: Fidelity Institutional Short-Intermediate Government Fund

Fidelity California Municipal Trust: Fidelity California Municipal Income Fund and Fidelity California Short-Intermediate Tax-Free Bond Fund

Fidelity California Municipal Trust II: Fidelity California AMT Tax-Free Money Market Fund and Fidelity California Municipal Money Market Fund

Fidelity Charles Street Trust: Fidelity Asset Manager 20%, Fidelity Asset Manager 30%, Fidelity Asset Manager 40%, Fidelity Asset Manager 60%, Fidelity Asset Manager 85%, Fidelity Series Broad Market Opportunities Fund, and Fidelity Global Balanced Fund

Fidelity Fixed-Income Trust: Fidelity Dynamic Strategies Fund, Fidelity Inflation-Protected Bond Fund, Fidelity Series Investment Grade Bond Fund, Fidelity Short-Term Bond Fund, Fidelity Strategic Dividend & Income Fund, Fidelity Strategic Real Return Fund, Fidelity Tax-Free Bond Fund, Fidelity U.S. Bond Index Fund, Money Market Portfolio, Spartan Intermediate Treasury Bond Index Fund, Spartan Long-Term Treasury Bond Index Fund, and Spartan Short-Term Treasury Bond Index Fund

Fidelity Garrison Street Trust: Fidelity Money Market Central Fund and VIP Investment Grade Central Fund

Fidelity Hereford Street Trust: Fidelity Government Money Market Fund, Fidelity Money Market Fund, and Fidelity U.S. Treasury Money Market Fund

Fidelity Income Fund: Fidelity Ginnie Mae Fund, Fidelity Government Income Fund, Fidelity Income Replacement 2016 Fund, Fidelity Income Replacement 2018 Fund, Fidelity Income Replacement 2020 Fund, Fidelity Income Replacement 2022 Fund, Fidelity Income Replacement 2024 Fund, Fidelity Income Replacement 2026 Fund, Fidelity Income Replacement 2028 Fund, Fidelity Income Replacement 2030 Fund, Fidelity Income Replacement 2032 Fund, Fidelity Income Replacement 2034 Fund, Fidelity Income Replacement 2036 Fund, Fidelity Income Replacement 2038 Fund, Fidelity Income Replacement 2040 Fund, Fidelity Income Replacement 2042 Fund, Fidelity Intermediate Government Income Fund, Fidelity Total Bond Fund, and Fidelity Ultra-Short Bond Fund

Fidelity Massachusetts Municipal Trust: Fidelity Massachusetts AMT Tax-Free Money Market Fund, Fidelity Massachusetts Municipal Income Fund, and Fidelity Massachusetts Municipal Money Market Fund

Fidelity Municipal Trust: Fidelity Michigan Municipal Income Fund, Fidelity Minnesota Municipal Income Fund, Fidelity Municipal Income Fund, Fidelity Ohio Municipal Income Fund, Fidelity Pennsylvania Municipal Income Fund, and Fidelity Short-Intermediate Municipal Income Fund

Fidelity Municipal Trust II: Fidelity Michigan Municipal Money Market Fund, Fidelity Ohio Municipal Money Market Fund, and Fidelity Pennsylvania Municipal Money Market Fund

Fidelity Newbury Street Trust: Prime Fund, Tax-Exempt Fund, and Treasury Fund

Fidelity New York Municipal Trust: Fidelity New York Municipal Income Fund

Fidelity New York Municipal Trust II: Fidelity New York AMT Tax-Free Money Market Fund and Fidelity New York Municipal Money Market Fund

Fidelity Oxford Street Trust: Fidelity Four-in-One Index Fund

Fidelity Revere Street Trust: Fidelity Cash Central Fund, Fidelity Municipal Cash Central Fund, Fidelity Securities Lending Cash Central Fund, and Fidelity Tax-Free Cash Central Fund

Fidelity School Street Trust: Fidelity Intermediate Municipal Income Fund and Fidelity Strategic Income Fund

Fidelity Union Street Trust: Fidelity Arizona Municipal Income Fund and Fidelity Maryland Municipal Income Fund

Fidelity Union Street Trust II: Fidelity AMT Tax-Free Money Fund, Fidelity Arizona Municipal Money Market Fund, and Fidelity Municipal Money Market Fund